SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.   20549
______________________________________________________________________________

                                SCHEDULE 13G

            Information Statement pursuant to Rule 13d-1 and 13d-2

                               (AMENDMENT NO. 2)

                               The Beard Company
                ______________________________________________
                               (NAME OF ISSUER)

                                 COMMON STOCK
                ______________________________________________
                        (TITLE OF CLASS OF SECURITIES)

                                   07384R101
                ______________________________________________
                                (CUSIP NUMBER)
______________________________________________________________________________

Check the following box if a fee is being paid with this statement: ___: (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
 (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be `filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 (`Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1.  NAME OF REPORTING PERSON
    The Beard Group 401(k) Plan

    S.S. OR I.R.S.   IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *     (A)  [     ]
                                                           (B)  [     ]
------------------------------------------------------------------------------
3.  SEC USE ONLY

------------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Oklahoma
------------------------------------------------------------------------------
      NUMBER OF            5.     SOLE VOTING POWER                      - 0 -
       SHARES
    BENEFICIALLY           ---------------------------------------------------
        OWNED              6.     SHARED VOTING POWER                  301,605
        AS OF
  December 31, 1996        ---------------------------------------------------
       BY EACH             7.     SOLE DISPOSITIVE POWER                 - 0 -
      REPORTING
       PERSON              ---------------------------------------------------
        WITH               8.     SHARED DISPOSITIVE POWER             301,605
------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      301,605
    (Not to be construed as an admission of beneficial ownership)

------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                [     ]
                                                                [     ]
------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    10.8%

------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON *
                                      EP
------------------------------------------------------------------------------


Item 1 (a)    Name of Issuer:
              ---------------
              THE BEARD COMPANY


Item 1 (b)    Address of Issuer's Principal Executive Offices:
              ------------------------------------------------
              5600 North May
              Oklahoma City, Oklahoma 73112


Item 2 (a)    Name of Person Filing:
              ----------------------
              The Beard Group 401(k) Plan


Item 2 (b)    Address of Principal Business Office:
              -------------------------------------
              100 North Broadway Avenue
              Oklahoma City, Oklahoma 73102


Item 2 (c)    Citizenship:
              ------------
              Oklahoma


Item 2 (d)    Title of Class of Securities:
              -----------------------------
              Common Stock, par value $.001


Item 2 (e)    CUSIP Number:
              --------------------
              07384R101


Item 3        Type of Reporting Person:
              -------------------------
              Not Applicable


Item 4        Ownership as of December 31, 1996:
              ----------------------------------

(a)           Amount Beneficially Owned:
              --------------------------
              301,605  shares

(b)           Percent of Class:
              -----------------
              10.8%

(c)           Deemed Voting Power and Disposition Power:
              ------------------------------------------
     (i)      sole power to vote or to direct the vote                    - 0 -
     (ii)     shared power to vote or to direct the vote                301,605
     (iii)    sole power to dispose or to direct the disposition of       - 0 -
     (iv)     shared power to dispose or to direct the disposition of   301,605



Item 5        Ownership of Five Percent or Less of a Class:
              ---------------------------------------------
              Not Applicable


Item 6        Ownership of More than Five Percent on behalf of Another Person:
              ----------------------------------------------------------------
              Participants in THE BEARD GROUP 401(k) PLAN have the right to direct the receipt of dividends from, and all proceeds of sale of, shares of Common Stock in accordance with the terms of the Plan, and in accordance with applicable law.


Item 7 Identification and Classification of the Subsidiary which acquired the Security Being Reported on by the Parent Holding
              Company:
              ----------------------------------------------------------------
              Not Applicable


Item 8        Identification and Classification of Members of the Group:
              ----------------------------------------------------------------
              Not Applicable


Item 9        Notice of Dissolution of Group:
              -------------------------------
              Not Applicable


Item 10       Certification:
              --------------
              By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, compete and correct.


              Date:     February 13, 1997


              Signatures:                      THE BEARD GROUP 401(k) PLAN

                                               By:  The Liberty Bank and Trust
                                                    Company of Oklahoma City,
                                                    N.A., Trustee

                                               By:     /s/ C. A. Hartwig
                                               Title:  Senior Vice President



                      ACKNOWLEDGMENT - 1996 SCHEDULE 13G

     I, C. A. Hartwig, do hereby acknowledge and adopt my signature as typed on the Schedule 13G, Amendment No. 2, filed electronically with the Securities and Exchange Commission on behalf of The Beard Group 401(k) Plan, as required by 17 C.F.R. subsection 232.302(b), on this 13th day of February, 1997.



                              /s/ C. A. Hartwig
                              -----------------
                              C. A. Hartwig